File No. 70-9343


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                 ------------------------------

                 POST-EFFECTIVE AMENDMENT NO. 9
                               TO
                            FORM U-1
                       (AMENDMENT NO. 11)
                     APPLICATION/DECLARATION
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       NORTHEAST UTILITIES
                      174 Brush Hill Avenue
           West Springfield, Massachusetts  01090-0010

                      NU ENTERPRISES, INC.
                        107 Selden Street
                   Berlin, Connecticut  06037
            (Name of companies filing this statement
           and address of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                     Gregory B. Butler, Esq.
        Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                          P.O. Box 270
                Hartford, Connecticut  06141-0270
             (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                     Jeffrey C. Miller, Esq.
Vice President and Treasurer        Assistant General Counsel
Northeast Utilities Service         Northeast Utilities Service
    Company                            Company
P.O. Box 270                        P.O. Box 270
Hartford, Connecticut 06141-0270    Hartford, Connecticut 06141-0270

     Post-effective Amendment No. 7 (amendment No. 9) in this
File, as heretofore amended, is hereby further amended by adding the following paragraph to the end of Item 3:

"7. NU represents that during the Authorization Period it will maintain its consolidated common equity as a percentage of total consolidated capitalization (inclusive of short-term debt) at 30% or higher. NU further incorporates by reference as if it were set forth herein the Investment Grade Condition specified in the Commission's Order dated June 30, 2003 in File no. 70-9755 (HCA Rel. No. 35-27693)."

                  [SIGNATURE PAGE TO FOLLOW]


                        SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.


Date:    September 29, 2003


NORTHEAST UTILITIES
NU ENTERPRISES, INC.


By:       /s/  Randy A. Shoop
Name:     Randy A. Shoop
          Assistant Treasurer - Finance of Northeast Utilities
          Service Company, as Agent for the above Companies